Crowdmed

BALANCE SHEET

As of March 31, 2018

	JAN - MAR, 2018
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (XXXXX 7818)	664,991.06
PayPal 2	344.30
Wells Fargo	22,740.00
Total Bank Accounts	**$688,075.36**
Accounts Receivable	
Accounts Receivable (A/R)	500.00
Total Accounts Receivable	**$500.00**
Other Current Assets	
Inventory Asset	600.00
Loan to Rebekah Castaneda	0.00
Rent Deposit	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$600.00**
Total Current Assets	**$689,175.36**
Fixed Assets	
Accumulated Depreciation	-18,397.00
Computer & Technology	21,382.60
Computer Rental	95.00
Total Computer & Technology	**21,477.60**
Equipment	3,406.17
Office Furnishings	0.00
Total Fixed Assets	**$6,486.77**
TOTAL ASSETS	**$695,662.13**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex Gold (51002)	29,242.33
Total Credit Cards	**$29,242.33**
Other Current Liabilities	
Loan from Shareholder	5,069.90
Payroll Tax Liability	-528,937.08
AZ Withholding	4,072.16
CA SDI	12,090.83
CA State Income	90,650.97
Federal Income Tax Withholding	282,977.46
FICA Withholding	125,513.61
GA State Tax	6,364.07
NY City Tax	2,692.43

	JAN - MAR, 2018
NY SDI	61.10
NY State Withholding	3,925.37
Total Payroll Tax Liability	**-589.08**
Total Other Current Liabilities	**$4,480.82**
Total Current Liabilities	**$33,723.15**
Long-Term Liabilities	
Convertible Debt	2,430,292.44
Convertible Debt B	1,894,332.16
Total Long-Term Liabilities	**$4,324,624.60**
Total Liabilities	**$4,358,347.75**
Equity	
Common Stock	100.00
Equity round 2	16,623.95
Opening Balance Equity	936.90
Retained Earnings	-3,595,016.02
Shareholder Distribution	147.74
Treasury Stock	-3,250.60
Net Income	-82,227.59
Total Equity	**$ -3,662,685.62**
TOTAL LIABILITIES AND EQUITY	**$695,662.13**